May 29, 2018

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Rufus Decker

Accounting Branch Chief

Office of Beverages, Apparel, and Mining

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:              Diplomat Pharmacy, Inc.

Form 10-K for the Fiscal Year ended December 31, 2017

Filed March 1, 2018

Form 8-K Dated February 26, 2018

File No. 001-36677

Dear Mr. Decker:

In response to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 17, 2018 (the “Comment Letter”)  relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 filed March 1, 2018 (the “2017 Form 10-K”) and the Company’s Current Report on Form 8-K dated February 26, 2018 (the “Form 8-K”), Diplomat Pharmacy, Inc. (the “Company”) submitted a response letter dated April 30, 2018 (the “Response Letter”). Subsequent to the submission of the Response Letter, during a telephonic conversation on May 8, 2018 between the Company and the Staff, the Staff provided further comment regarding the Company’s presentation of “Adjusted non-GAAP net income.” In this letter, I have recited the original comment from the Comment Letter in bold and provided the Company’s amended response, in light of the additional telephonic comment received, immediately following such comment.

Form 8-K Dated February 26, 2018

Exhibit 99.1

Adjusted EPS (diluted)

3.              You include an adjustment to add back the amortization of acquisition-related intangible assets to calculate the adjusted non-GAAP net income. Please tell us and revise your disclosure to reconcile the amounts included in calculating the adjusted non-GAAP net income for the years 2017 and 2016 to your disclosure in Note 7 to your financial statements on page 88 of your Form 10-K for year ended December 31, 2017.

Company’s response:

As previously disclosed in the Company’s press release furnished as Exhibit 99.1 to the Form 8-K (“Exhibit 99.1”), the annual adjustments to add back the amortization of acquisition-related intangible assets were $49,986 and $39,996 (in thousands) for the years ended December 31, 2017 and 2016, respectively. Per Note 7 of the consolidated financial statements in the 2017 Form 10-K, amortization of the acquisition-related definite-lived intangible assets was $41,844 and $33,868 (in thousands) for the years ended December 31, 2017 and 2016, respectively. The resulting differences of $8,142 and $6,128 (in thousands) for the years December 31, 2017 and 2016, respectively, solely pertain to the amortization of acquisition-related capitalized software for internal use. Note 6 of the 2017 Form 10-K further discloses annual capitalized software amortization expense, though such expense is not further broken down, nor does the Company, respectfully, believe that a further breakdown is necessary or required.

In response to the Staff’s concerns noted in the telephonic call on May 8, 2018, and in order to effectively transition disclosure, the Company intends to present “Adjusted non-GAAP net income” in its second quarter 2018 earnings release, along with a statement that the Company will no longer present such amounts on a go forward basis. Subsequent to the Company’s second quarter 2018 earnings release, the Company will discontinue its use and presentation of “Adjusted non-GAAP net income” on an aggregate and per share basis in its SEC filings and other public disclosures.

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If you have any questions or comments regarding the foregoing matters, please contact the undersigned.

Sincerely,

/s/ ATUL KAVTHEKAR
Atul Kavthekar
Chief Financial Officer